P.O. Box 2600

Valley Forge, PA 19482 anthony_coletta@vanguard.com

via electronic filing

May 8, 2025

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vanguard New York Tax-Free Funds (the “Trust”)
File No. 33-02908
Post-Effective Amendment No. 64 (“PEA No. 64")

Dear Ms. Larkin,

This letter responds to your comment provided on April 23, 2025, to PEA No. 64, which was filed with the Commission on March 6, 2025, for the purpose of adding Vanguard New York Tax-Exempt Bond ETF (the “Fund”) as a new series of the Trust.

Comment 1:	Item 9 Risk Disclosure
Comment:	Tax risk is included in the summary prospectus but not Item 9. Please add tax risk to the Item 9 disclosure.
Response:	Tax risk appears in bold in the “Investing in Tax-Exempt Funds” section of the prospectus. Therefore, we believe the risk disclosure is sufficient.

Please contact me at anthony_coletta@vanguard.com or 610-669-9296 with any questions or comments regarding the above.

Sincerely,

/s/ Anthony V. Coletta, Jr.

Anthony V. Coletta, Jr.

Assistant General Counsel

The Vanguard Group, Inc.